Filed by Helix Energy Solutions Group, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12 and Rule 14d-2(b)
of the Securities Exchange Act of 1934
Subject Company: Helix Energy Solutions Group, Inc.
Commission File No.: 0-22739
The following documents are filed herewith pursuant to Rule 425 under the Securities Act of 1933:
•	Transcript of presentation by Helix Energy Solutions Group, Inc. at Citigroup 2006 Small and Mid-Cap Conference in Las Vegas, Nevada on March 15, 2006.

Helix Energy Solutions Group, Inc.
Citibank Conference Presentation
March 15, 2006
     Owen Kratz (OK): Hello. Thanks for having us here today and hopefully what I’ll be able to present to you is a simple story. Cal Dive, like you said, has been around since the ‘60s. Our roots were as a pure diving, manned diving, service provider in the offshore Gulf of Mexico market. But we’ve come a long way in a relatively short period of time, since the early ‘90s, and we’ve created a model that is relatively unique in the industry that’s been getting a lot of attention lately and a lot of look-sees from potential copycats, as a matter of fact. I think as you’ll see by the end of the presentation it points the way to where our industry offshore in oil and gas is going with a merger between the service side and the producing side. Hopefully I can explain how it all works. We did just change the name to Helix. Here’s the new information. The reason is pretty obvious. I think for a long time the story has been rather opaque, quite honestly a little bit intentionally, because there were a lot of other contractors out there that would easily have been able to move quicker than we could, considering the size of our balance sheet. But now we have all of the toolbox filled, the model’s in place. We have our portfolio and a pretty good head start over the other competitors. So I just felt that it was the right time to rebrand the company and come out very clearly about what it is that we do. We’ve included our mission statements and values and comments and you can look at those at your leisure but I won’t spent the time on it right now. Instead I’ll jump right into what we do and why we do it and hopefully explain how it works.
     Beginning in the early ‘90s we were looking at the service-side model as all the other companies were. It’s highly cyclical. Where were we going to go? We were moving into the deeper waters. We were a small contractor. How would we compete and how would we capture greater value and returns? The biggest fear for contractors is that utilization in a highly cyclical environment. That holds back your limits to growth because you have to be ultraconservative for the downturns and then the downturns can be extremely onerous. Looking at the industry at the time there were some undeniable truisms that were true then and they’re still true today. An increasing number of mature and small reservoirs, a greater contribution from these reservoirs to total global production; the cheapest ways, the most cost-effective way, to develop these reservoirs is subsea, but how do you do it? ... mitigating your risk in a highly cyclical market. What we came up with is a very unique model in which we have assembled a series of services rather than one service niche covering the life of a field. When applied with the right methodology we’re able to lower the F&D cost and gain a competitive advantage. In order to do that and be in control of the process, we also then have to become a producer. Now this started back in 1992 when we were a downstream provider of diving services on abandonment projects. We then started bidding prime for the removal of these fields. Notice the shut-in pressures were very high. We initiated the model of going to the producer and saying, just give us the field, instead of contracting for its removal. We then developed a reservoir-engineering capability to enhance the production. Our return on capital on those deals over the last couple of decades has averaged around 28-29 percent. So it’s a very good model and it’s the one that has become the industry standard in the Gulf of Mexico. As the name implies, our strategy has two strands to it. One is the contracting services and the other is the oil production. I’ve already explained a little bit about how it works. But the contracting services, when you apply them, we can bias where we apply our contracting services, whether it’s in the public market or on our own reserves. This allows us a hedge to the cyclicality. For the last four years you probably heard a lot of contractors lamenting the fact that they wished they could have access to a greater share of the value in the reservoirs that they are creating, but they are kept from it because of the adversarial relationship with the producers. Well, this model, by a service company becoming a partner with the producers, aligns interests and allows you to capture that extra value and generate the superior financial returns. To give you an idea about how we’re structured, it’s very simple. We have a service side of the company and a production side of the company. You can see under the service side the services that we have cover the whole gauntlet of the reservoir life, from upstream with the reservoir well tech services through drilling with the Q-4000, provision of production facilities. The construction includes shallow water, out to a thousand feet, which we call the shelf and defined by man diving, and then the deepwater contracting, defined by dynamically positioned vessels and robotics. That is anywhere from a thousand feet on down to 10,000 water depth. Then finally the well operation, which is the life-of-field service that I will cover in a minute. On the oil and gas side we have also been moving from the downstream, the abandonment of mature properties upstream. Around ‘95 we moved into the deeper waters with the contracting services side. Following that we tried to figure out how to apply the model to developing fields. Our first effort was with Kerr-McGee and Nexen on a 3,600-foot water depth reservoir called Gunnison. It was a very big success. We then more recently have been trying to grow our portfolio to match the growth on the services side. But we’re being a little bit thwarted in the industry as of late, and that led to the recognition that we needed to be able to generate our own prospects, be on the other side of the promote fence, and that is what led to the Remington acquisition of this year. To give you a better perspective of where these services come in, you can see through the exploration, through the abandonment phase, the full life cycle of the field. Each of our services, we don’t necessarily add the commodity-type services. We don’t seek to grow each service line volumetrically. Instead, our growth is derived by applying the services that we have repetitively to one field after another, capturing the value in the reservoir and generating growth. The services that we pick, as I say, aren’t the commodity-type services but rather specialty-niche services that when applied in the right methodology can be a great advantage in lowering the cost. As you can see down at the bottom, we feel like we have at least a 20 percent advantage in F&D costs over a typical producer. Now, we don’t want to compete necessarily with producers where this then means that our best competitive advantage lies in the smaller fields that they are unable to compete, and that gives us a very attractive market niche to play in. In fact it’s a very broad one. If you go back to the industry overview that I started out with, there are more and more mature fields, there are more and more small reservoirs. Keeping that in mind and to feed our growth aspirations, you can see here we have started to branch out from the Gulf of Mexico. We now have a pretty strong presence in the North Sea and we are transplanting the entire model there. We also have a presence in Southeast Asia that is just starting, and that would be the next basin that we are interested in applying the model to. I might just say we really don’t have any aspirations of going to Brazil or West Africa. This is more of a niche play rather than the play of a mainstream E&P company.
     Breaking down the contracting services, let me start with a little overview. I’ve already mentioned it but again as the name implies there are two strands of our contracting. Each of our service lines that you see on the right is relatively autonomous. Each one of them sells to the open market, especially during high-demand periods. For instance, this last year, driven by the high demands of the hurricane repair work, we probably generated less than 10 percent of the utilization on our services through our own internal projects, whereas if you go back two years to the depth of the low cycle, we were probably generating 35-40 percent of the asset utilization from our own projects. So we have this ability to switch the emphasis back and forth and that is what provides the smoothing character of the model. The portfolio that we carry we try to match to be sufficient to generate roughly 30 percent of our own service requirements. Other contractors tout a large backlog of contracted work that they have managed to build up. Our experience is you do that by lowering your margin and taking onerous contract risks that we don’t want to. Our portfolio of reservoir projects is what we would refer to as our internal backlog and it’s very analogous to what the others have.
     Breaking each service down, starting with the most upstream first, last year we acquired Helix RDS. This is a consulting outsource reservoir engineering G&G, well designed modeling. You can see down the right-hand side of the page, it’s a broad array of skill sets. In fact, with these 180 people plus the ones we have already, we have 30 in ERT, 30 more prospect generators with the Remington acquisition. We have well over 200 people with a broad set of skills. This is probably a greater assemblage of talent than most producers our size. That makes us a very value-adding partner, especially to the smaller producers or the larger ones looking for an outsource solution. Moving further downstream I have mentioned that we are going to be drilling with the Q4000. The Q4000 was the first ship built in the oil industry specifically designed to do work in 10,000 feet of water. It was built four years ago. It was early to the market. At the time we did modify the vessel to be able to drill but we never installed the drilling equipment. The reason we didn’t was the market acceptance as us as a driller, we were premature in the development of our company capabilities and we did not want to take the market risk. At the time we didn’t have a backlog of drilling of our own to fall back on. That is not typical of our model, so we held off. We are now in the position where we have a portfolio. All of the Remington prospects as well as the ERT prospects and the deepwater can be drilled by this asset. There’s a lot of interest from the other producers in watching us go through this process of putting the drilling equipment on board. It’s likely that this vessel would wind up with a long-term contract with one of them. That would then trigger the next phase of our growth, which is the next Q-type vessel. The completion of putting the drilling on board is scheduled for the first part of ‘07. Minimal downtime. As I said the vessel has already been modified. It’s just putting the equipment on board, and there is no shipyard risk at all. We won’t require shipyard for doing it. I’ll say it’s not drilling in the traditional sense of a 5th or 6th semi. Although we can go to the same water depth, the size hole we drill is a much smaller hole than a typical drill rig. The reason that this is valuable for us is typically E&P companies take a long time to bring their projects to development, high capital cost. They need large bore holes and high flow rates in order to realize the NPV. Our approach is a phased development of smaller reservoirs on a very quick time scale. That allows us to get the same kind of return from a much smaller bore hole. When you go to a smaller bore hole, you have a smaller vessel, lower cost, less consumables, less weight. Typically the cost for us to drill a well right now would be about half of what a drill rig would charge.
     Moving a little further downstream, starting with Gunnison we own 20 percent of the Gunnison bar but following on that we decided that we would start providing floating production systems on a third-party basis. The first one we did was the Marco Polo. We own 50 percent of that TLT and I think it’s 4,800 feet of water. We’ve supplied to Anadarko on a lease and a tariff basis. Following on that we are currently constructing the independence hub. We’re a 20 percent owner in the Independence Hub, which is a 1Bcf per day facility going in 8,000 feet of water in the Atwater Valley area for six different producers. The advantage to us is that this allows us an entree. We view these facilities as just another vessel in our fleet. Contracts are just longer. So the risk is actually less. There’s a lot of upside from increasing the amount of throughput from tariffs on through the facility and we can do this by using our production capability to go out and farm into the surrounding fields and be in control of where the development goes back to these facilities. So you can see where all of the pieces start to work together pretty well there, besides just developing marginal fields. Getting into the heart of what we have been about, the construction side of the business, we have three basic parts: the deepwater construction, as I mentioned before, is the deepwater contracting. We basically have as great a capability as any contractor in the world and one of the leaders and the ultra-deepwater right now. We are adding some assets which I’ll get to further on. It will be an organic addition to the fleet. The robotics, again here we aren’t a global leader in robotics. We have a sufficient number of robots to do our own work. We specialize, however, in trenching, which nobody else does, the burial of pipe, which applied to a marginal field lowers the cost of a pipeline when you’re considering the thermal properties for flow assurance. By burying a line, it’s about a third of the cost of a pipe in pipe pipeline. Cumulatively all of these services and methodologies added together add up to that 20 percent lower F&D cost. Finally, shelf construction, which is where our roots are, we did move aggressively this last year in consolidating the Gulf of Mexico shelf construction market with the acquisition of the Stolt and Torch assets. Fortuitously the timing was perfect for taking advantage of the hurricanes. The fourth quarter results I think had two months of these assets included in it, so we’re still yet to see the full impact of the acquisitions there.
     The service of well operations is rather unique to Cal Dive. We are right now about 100 percent of the world market in rigless subsea well intervention. Most producers look at entering their wells, in their subsea wells, as a remedial. Don’t put anything down the bore hole unless you absolutely have to, and they only do it when the well goes offline and they have to get it back on service. Both these vessels that we have, one the sea well in the North Sea and the Q4000 in the Gulf of Mexico, right now are fully utilized in well intervention. However, the reason that we have this is not just the high demand from the open market. As we have more and more subsea marginal reservoirs, we look at well intervention as a method of enhancing the production going forward. We’ve been very successful for the last two decades in doing that on the shallow fields, working off of the platforms. In deep fields we needed the platform to do the same thing, and that was the reason for adding the service to our line. Having said that I’ll turn it over to Wade here, take a rest, and let him walk you through the oil and gas side of the business.
     Wade Pursell (WP): Thanks Owen. We’ve been an oil and gas producer for over 14 years now. We started back in ‘92 with taking interest in mature fields and leveraging our salvage and abandonment expertise, and then more recently taking interest in the proven and developed fields in the deepwater and leveraging our development expertise there. We’re an operator of 40 fields, 120 platforms and 500 wells currently. In January we announced the acquisition of Remington Oil and Gas. That is subject to regulatory approval and their shareholder approval still. One of the things we really are excited about this acquisition in addition to the proven reserves that it brings is the deepwater prospects that come with this acquisition and our ability with our services and assets to exploit those prospects. We believe that the backlogs will garner over a billion dollars of services that we provide, and also, finally, with the resources that we were able to get in the Helix RDS acquisition late last year. In this acquisition we have a really good platform we think for expanding and taking the model to international areas.
     Just some quick production and reserve statistics, this gives you some good history and pro forma 2005 as if Remington would have been a part of it then. I think the theme here is we have basically doubled the reserves and doubled the production and kept pretty much the same portfolio characteristics with respect to PUD ratio and mix between natural gas and oil. Going back to the prospect portfolio that I mentioned, this slide gives you an idea of what we are talking about. I think we have about four TCF equivalent of unrisked potential prospects. On a risk basis we think there is about 1.1 TCF equivalent, and again we believe there is over a billion dollars of services that we provide which will be performed on these reserves. This slide simply kind of overlays some of these deepwater prospects that Remington brings, along with ones that we already own. So you can see where they are at in the Gulf and the proximity that they have to each other. One more time this slide just reiterates some of the pro forma numbers for the Remington deal. Our combined production for ‘06 would be about $220 million cubic feet a day equivalent. Combined reservoirs over a half a TCF equivalent at the end of ‘05. Again, over 30 deepwater fields combined and combined-risk prospects of about 1.4 TCF equivalent, and then once again over a billion dollars of backlog for our services. We have a corporate policy at Helix to hedge the commodity-price risk. As much as we can we like to look out year in advance and try to layer in hedges to cover up to 50 percent of our projected PDP. We like to use costless collars, primarily as you see these are our positions in place currently and they are all costless collars. We like the collars. They give us some upside. This is pretty close of 50 percent of our projected PDP right now. Obviously as PUDs come on line and as exploitation efforts bring on more reserves then we’ll be layering in more hedges as that happens. This does not include any hedges for Remington production. It is important to us in the merger agreement that they agree — they didn’t have any hedges in place, they were not a hedger — to start putting some in place before closing. I can tell you they have been doing that. I can’t speak to any specifics but they have been doing it. Actually, I think they listed their positions on their earnings call last week. So if you’re interested, you could find them there.
     Some financial slides. The energy business is a very cyclical business but one thing we take a lot of pride in is the business model that we laid out to you here, which really has enabled us to consistently grow the revenue line well over a decade here, going back to ‘95. You see the linear line from ‘95 to ‘02 and then more of an exponential line from ‘02 through ‘06. It’s split between the contracting services in the oil and gas. I think it’s interesting to note that back in ‘01 we topped $200 million for the first time and when we released earnings a few weeks ago for the fourth quarter ‘06, our contracting services alone topped $200 million just for the quarter. More importantly the bottom line, you see a similar growth line here. It’s interesting that in ‘04 I guess we had $80 million of net income and looking at our projections for 2006, that’s the guidance that we’ve given, we’ll easily double that and likely triple the ‘04 results for 2006. Looking at cash flow — this is in terms of EBITDA — we did generate a lot of cash. You look at 2004 I think it was $240 million of EBITDA. In 2005 it was $350 million. Based on our guidance for ‘06 we will generate well over half a billion of EBITDA. Probably our most important metric, return on capital invested, we’ve set as a goal for ourselves 10-15 percent. You see back in ‘02 and ‘03 we fell below that goal. That was on the heels of the $850 million capital investment program, including the Q4000 and several other investment programs. You see, we were early to the party. About 2004 I guess the party had returned to us and we achieved our goal of 13 percent in ‘04, and then in ‘05 even better with the strong fourth quarter of 22 percent we were 17 percent for the year. I look for that number to improve even more in ‘06. Here’s an interesting slide showing our CapEx mix. Some people that have I guess accused us of selling our soul to E&P with the Remington acquisition. I think this slide helps a little bit. You see in the middle pie chart in 2006 obviously it’s a very heavily weighted oil and gas production element, because that includes the cash component of the Remington acquisition. If you look at the four years previous and then look at our projections for the next three years, it’s more of a balanced mix of CapEx, between the contracting services side and the oil and gas production side.
     Looking at the balance sheet we ended 2005 with $443 million of total debt. That represents a 40 percent debt-to-book cap and a debt to trailing EBITDA of 1.3 times. Two primary pieces. The red box being $300 million of convertible notes. That carries a 3.75 percent coupon and a 20 years maturity, and then the green box is our MARAD facility, which is a 25-year facility, and the interest rate on it is fixed as well at 4.8 percent. Obviously to close the Remington acquisition we’ll have some more debt for the cash component of the acquisition. That will be in the form of a senior secured term-B facility. That facility has already been underwritten and committed. It’ll be $813 million. So you see just pro forma end of ‘05 we will have nearly $1.3 billion of debt. Looking at some credit statistics. The closing should take place in May-June sometime and based on when we close the debt-to-trailing EBITDA at that point I think is somewhere close to two to one, two times. Also, our amortization is quite favorable on the two facilities I just spoke of and then on the term-B facility it’s one percent amortization for seven years with a bullet at the end of seven. So you see our pro forma debt service coverage ratio, even with all this debt, is nearly 10 times. I’ll turn it back to Owen to talk about some of our objectives and some highlights.
     OK: This is report card that we set for ourselves each year that we make available to the investment community, and we’ll give a grade on it at the end of the year. I think the things to notice the most on here is achieving the mechanical completion of the Independence Hub is a big milestone. Beginning construction for the next facility opportunity, which we do plan to do. Then probably the biggest issue is beginning production from at least one of the acquired PUDs that we have going forward. This is sort of a snapshot and it’s an easy thing to look at, but what we have tried to do is dig down a little bit and give you more detail to judge our progress as we go through this year. It’s a lot of moving parts but I think you’ll be able to follow the story a lot better with this information. The toolbox is full, as I’ve mentioned before. Everything is in place. We’ve got the Torch acquisition done, the Stolt acquisition done, the Helix RDS acquisition is done. We’ve announced the organic growth of adding the deep pipe layers at Caesar and the drilling on the Q4000. Obviously, the Remington acquisition took the limelight this year, but we did an awful lot on the other side as well. So the final bullet point there, assuming operatorship of Telemark I think is very telling. We got into Telemark as a 30 percent partner over a year ago. As a minority non-op partner there wasn’t a whole lot of input that we could have. It went a year of study and engineer time. We were not going to go forward at that point. Norsk took it their board and they did not receive sanction from their board. They then turned over the operatorship to us. So I think this is a very interesting one to watch because this is a marginal field that did not approve that sanction and now it’s in our hands. Assuming that the MMS works with us on the timing, because it is on a clock, we’ll see what kind of a commercial success we can truly make out of a marginal field here. Even more information, and I’m not going to go through each of these, you can look at these as the year progresses, this is what we have planned for this year, in a pretty detailed breakdown. As you can see it’s not all production. We have an awful lot going on the services side with the Independence Hub, building the next facility, engineering the next Q4000, drilling on board the Q4000. So our moves right now, I know the growth curve looks exponential but with the model finally put together after the last decade of assembling it, we’re really looking for things to take off from here. On the production side, we have a pretty heavy drilling year coming up, followed by the development with our assets. Most of the development work will fall into ‘07 but the drilling success I think is worth watching as the year goes through here. We have rig commitments for virtually all of these wells, so we’re in good shape there. It’ll just give you a way to look back at the end of the year and judge us with a little more scrutiny. But I think the thing I just wanted to leave you with was we’re pretty excited with everything going on. The market is about as good as I’ve ever seen it in the last 20 years and we’ll get to see what the model can really do going forward.
     Q: He talked about completing the hurricane repair work in the Gulf. I’m continually stunned when I see the stats for it, the amount of capacity in the Gulf that is not yet online. What sort of time frame do you have on that and how does that affect the larger industry?
     OK: Well, keep in mind when Katrina hit it was a year after Ivan and we were still working on Ivan work. So hurricanes, when they’re that devastating to the oil industry, the initial emergency work covers about three or four months. Then you get into an engineering phase and plan projects that will extend for the rest of the year. Then you get into a period where the MMS requires an inspection program done for a certain distance on either side of the hurricane path, and that could extend years beyond that. It’s just an awful lot to do with the capacity that exists in the Gulf. Right now we’re fully booked through ‘06 with our assets. We’re sort of treating it like we do the hedges. We have about half of our assets booked on long-term contract and the others available in the stock market, but they all have a backlog through ‘06 and we’re building ‘07. My personal view is that you can count on high demand through ‘06 and at least the first pass of ‘07, at which time you’ll probably start to see it tail off as you get into the longer-term inspection.
     Q: Obviously, this combination of product producing company and servicing company is unusual. Do you think you’re going to see other companies in your space replicating your model? What do you see are the benefits from doing so from them?
     OK: I think our model is sort of the way of the future for our industry. I honestly do. If you listen to the laments of the contractors through the last downturn, the fact that we did so well has not gone lost on them. The adversarial relationship between the service industry and producers, this is the way of aligning interests, and it is a model that has been scrutinized by a lot of people. You have Superior and Petra acquiring mature properties in the Gulf of Mexico. You’ve got Chesapeake onshore buying their own drill rig. You’ve got Merth drilling wells in return for equity. You’ve got Oil Lexco in the North Sea, contracted a drill rig and is trading the drilling service for equity in the reservoirs. I think it is something that the investment community needs to be aware of, that it’s becoming a lot more commonplace and there’s going to be more and more of them melding between the services and the producers. We’re basically heading back towards where things were 30 years ago when the production companies owned their own assets and services more in house.
     Q: What is the timing on the spin off of the shelf assets? Can you talk a little bit more about the consolidation opportunities there?
     OK: There is a lot I can’t talk about due to the period we’re in but we are planning to divest a minority interest in the shelf assets. We want to retain control of the group but we want to set it up as its own company because the model of further consolidation and growth through volumetric expansion is not exactly the same as what the parent company’s model is, which is repetitive application of the services yielding returns from the reservoir. We do have a restriction on further consolidations within the Gulf of Mexico imposed by the Department of Justice but that will be gone before you know it. There are international consolidation efforts as you saw from the geographic expansion. The North Sea and Southeast Asia is where we would like to go. We want to stay in control of this company because we see it as the great enabler for further penetrating those regions. That would be the consolidation areas I’d see.
     Q: Your range of your guidance for 2006 earnings per share is a pretty wide range. Can you go into a little bit about the assumptions on the low end and on the high end?
     OK: It would take a while because the budget has a lot of moving parts and pieces but in general what we try and do earnings wise is we are not a big company on forecasting the next months. We spend an awful lot of time at the end of the year setting the budget for the following year and we have in that budgeting process with each of the groups of the company we have high and low expectations. So by combining those we come up with this wide range. That is about all I can do. A lot of it commodity price driven on the production but we do have our hedges in place, which offsets that. What we will do as the year progresses, though, is after each quarter we’ll tell where we’re producing according to our assumptions and narrow the range as we go through the year. That is the approach that we’re taking on earnings. One thing we will do this year a little different is following the close of the Remington acquisition we do plan to come out and release our ‘07 projections six months ahead of when we normally would, just so that people can see with a little more clarity what the company is like. I think I’m through, out of time. Sorry.
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